SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: November 22, 2005

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On November 22, 2005, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the “Company”) announced unaudited financial results for the first half of 2005, ended June 30, 2005, in accordance with International Financial Reporting Standards (IFRS). A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2005	By: /signed/ Andrey A. Gaiduk Name: Andrey A. Gaiduk Title: Deputy General Director - Finance Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release announced unaudited financial results for the first half of 2005 in accordance with International Financial Reporting Standards (IFRS).

Exhibit 99

PRESS RELEASE

ROSTELECOM DELIVERS SOLID INCREASE IN FIRST HALF 2005 IFRS RESULTS
DRIVEN BY STRONGER SALES FROM RUSSIAN OPERATORS
AND GROWTH OF NEW SERVICES

Moscow – November 22, 2005 – Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced financial results for the first half of 2005 in accordance with International Financial Reporting Standards (IFRS):

  Consolidated revenue for first half 2005 increased by 9.7% to RUR 19,652.0 million1;
  Domestic long-distance traffic grew 6.6% compared to first half 2004;
  International outgoing traffic grew 9.5% while international incoming traffic grew 11.7%2 in the first six months 2005;
  First half 2005 OIBDA3 amounted to RUR 7,152.0 million, an increase of 9.3% year-on-year;
  Operating profit increased 11.4% year-on-year;
  Net income increased 17.0% compared to first half 2004 to RUR 2,820.0 million, while net margin rose to 14.3%.

Rostelecom's CEO Dmitry Yerokhin commented: "Rostelecom's solid top-line growth in the first half of 2005 underscores our strengthened position in the Russian operators' market and our growing success in developing and promoting new business services. Our operating income also increased thanks to these positive trends, which further contributed to Rostelecom's excellent financial position. We continue to improve productivity and invest in our network infrastructure to support our objectives for enhancing Rostelecom's competitiveness, entering new markets and accelerating the growth of new services."

[1]

In order to ensure objectivity of Rostelecom's performance all absolute figures in the profit and loss statements and the balance sheets, included in the text of the press release as well as Appendices I and II, are stated in Russian rubles (RUR).

[2]	This press release contains verified domestic and international long-distance traffic data for the first six months 2005 and incoming international traffic data for the first six months 2004.
[3]

OIBDA is a non-U.S. GAAP financial measure, which the Company defines as operating income before depreciation, amortization and loss on disposal of PP&E. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP.

Financial highlights

RUR million	H12005	H12004[1]	% change, y-o-y

Revenue	19,652	17,921	9.7%
Operating expenses	16,511	15,101	9.3%
Depreciation	3,649	3,649	0%
Loss on disposal of property, plant and equipment	362	73	395.9%
OIBDA	7,152	6,542	9.3%
OIBDA margin, %	36.4%	36.5%	-
Operating profit	3,141	2,820	11.4%
Operating margin, %	16.0%	15.7%	-
Net profit	2,820	2,411	17.0%
Net margin, %	14.3%	13.5%	-

Consolidated revenue for the first half of 2005 increased by 9.7% to RUR 19,652.0 million. Active cooperation with operators in the Russian and international markets succeeded in strengthening Rostelecom's competitive position, which also benefited from healthy traffic growth in the dynamic Russian telecoms market. Domestic long-distance traffic rose 6.6% year-on-year while outgoing international traffic increased 9.5% and incoming international traffic was up 11.7% compared to the first half 2004. Top-line growth was also driven by increased sales of leased lines and equipment services and Rostelecom's successful development and promotion of new offerings such as intelligent network services. As a result, revenue from other operations surged by 33.5% to RUR 4,189 million in the first half of 2005.

The Company's operating profit increased by 11.4% to RUR 3,141.0 million and operating margin grew slightly to 16.0%. OIBDA increased 9.3% year-on-year to RUR 7,152.0 million, while the OIBDA margin held steady at 36.4%. Operating costs increased slightly less than revenues, rising 9.3% compared to first half 2004 due to significant increases in wages and salaries and higher payments to operators, partly offset by efficiency measures, including business process optimization and further headcount reduction of 7%.

In the first half of 2005, the Company sold its interests in Telmos, Telecom-Center and MTT. These transactions resulted in a financial gain of RUR 193.0 million, recorded in "Income from sale of investments" in the consolidated statement of income for the first six months of 2005.

Consolidated net income for the first half 2005 totaled RUR 2,820.0 million - a year-on-year increase of 17.0%.

[1]

In 2004, the Company reviewed the bases on which certain revenues from local operators and related expenses were recognized and determined that not all conditions necessary for the recognition of revenue and related expenses had been met. As a result, management considered it appropriate to correct revenues and expenses for the first six months of 2004 and respective accounts receivable and payable as follows.

Domestic Long-Distance (DLD) Services to Russian Subscribers and Operators
Rostelecom Maintains Leading Position in the Regional Market, Stable Traffic and Revenue Growth from Russian Operators Continues

DLD revenues for first half 2005 amounted to RUR 9,010.0 million, a year-on-year increase of 6.6%. DLD traffic from Russian operators and subscribers grew by 6.6% to 4,711.7 million minutes.

DLD traffic from Russian operators rose 8.5% to 4,070.3 million minutes. First half 2005 revenues from Russian operators for DLD traffic transit increased 9.7% over the same period last year to RUR 7,161.0 million. The growth in traffic and revenues is a result of the Company's active efforts to strengthen its position in the Russian operators' market.

DLD revenues from Moscow subscribers decreased 3.9% compared to the first six months 2004 to RUR 1,849.0 million. DLD traffic from Moscow subscribers amounted to 641.5 million minutes - down 4.0% year on year due to strong competitive pressure.

International Long Distance (ILD) Services to Russian Subscribers and Operators
Effective Cooperation with Alternative Operators Bolsters Outgoing International Traffic Growth

ILD revenues from Russian operators and subscribers for the first six months of 2005 totaled RUR 4,443.0 million - a year-on-year increase of 1.4%. Outgoing ILD traffic grew by 9.5% to 802.8 million minutes.

Outgoing ILD traffic from Russian operators for first half 2005 grew 14.8% to 663.1 million minutes. First half 2005 revenues from Russian operators for ILD traffic transit amounted to RUR 3,126.0 million, a year-on-year increase of 7.1%. Rostelecom's successful cooperation with alternative operators contributed strongly to these positive traffic and revenue dynamics.

First half 2005 ILD traffic from Moscow subscribers declined by 10.2% year-on-year to 139.7 million minutes due to intense competition while ILD revenues from subscribers were down 9.8%, totaling RUR 1,317.0 million.

Incoming ILD Traffic Termination Services to International Operators
Further Growth in Incoming International Traffic and Revenues

Active promotion of Rostelecom's services in the international operator's market underpinned further growth in international incoming traffic volumes. Incoming traffic from international operators increased by 11.7% to 781.8 million minutes year on year. First half 2005 revenues from international operators increased 3.1% year on year to RUR 2,010.0 million.

Revenue from other operations
Top-line Growth Surges Thanks to Successful Promotion of New Services

Revenue from other operations surged by 33.5% compared to first half 2004, rising to RUR 4,189.0 million. This is attributable to a sharp increase in demand and revenues from intelligent network services, leased lines and customer equipment servicing.

Traffic and revenue dynamics

	H1 2005	H1 2004	% change, y-o-y
DLD traffic
Traffic, mln min	4,711.7	4,420.0	6.6%
Revenue, RUR mln	9,010.0	8,452.0	6.6%

Subscribers
Traffic, mln min	641.5	668.1	-4.0%
Revenue, RUR mln	1,849.0	1,924.0	-3.9%
Local operators
Traffic, mln min	4,070.3	3,752.0	8.5%
Revenue, RUR mln	7,161.0	6,528.0	9.7%

Outgoing ILD traffic
Traffic, mln min	802.8	733.1	9.5%
Revenue, RUR mln	4,443.0	4,380.0	1.4%

Subscribers
Traffic, mln min	139.7	155.6	-10.2%
Revenue, RUR mln	1,317.0	1,460.0	-9.8%
Local operators
Traffic, mln min	663.1	577.5	14.8%
Revenue, RUR mln	3,126.0	2,920.0	7.1%

International operators
Traffic, mln min	781.8	700.0	11.7%
Revenue, RUR mln	2,010.0	1,950.0	3.1%
Other operations
Revenue, RUR mln	4,189.0	3,139.0	33.5%

Operating Expenses

Total operating expenses for the first six months 2005 amounted to RUR 16,511.0 million. The year-on-year increase of 9.3%, driven by scheduled increases in wages and salaries and higher payments to operators, was slightly lower than the increase in revenues.

Staff costs for the first half 2005 totaled RUR 2,905.0 million, a 33.1% increase compared to last year, due to planned salary increases. This was partly offset by further business processes and organizational structure optimization, which resulted in 7% lower headcount compared to first half 2004. Rostelecom's headcount amounted to 24.0 thousand employees as of June 30, 2005.

Payments to Russian operators increased by 9.4% to RUR 4,146.0 million compared to the first half 2004, while payments to international operators rose by 5.5% to RUR 3,224.0 million due to the growth in domestic and outgoing ILD traffic volumes, respectively.

As a result, OIBDA increased 9.3% year-on-year to RUR 7,152.0 million. The OIBDA margin amounted to 36.4% compared to 36.5% a year ago.

Depreciation charges held steady compared to the first six months 2004, amounting to RUR 3,649.0 million.

Non-cash loss on disposal of property, plant and equipment totaled RUR 362.0 million for the first half 2005 compared to RUR 73.0 million in the same period last year. The increase was due to accelerated decommissioning of analogue lines and other underperforming assets.

First half 2005 operating profit amounted to RUR 3,141.0 million - a 11.4% rise compared to the same period in 2004. Operating margin increased to 16.0%.

Other Income/Loss

Other income for the first six months 2005 amounted to RUR 563.0 million compared to RUR 294.0 million year ago. The increase is due to additional income from the sale of investments as well as higher net interest income.

In the first half of 2005 Rostelecom sold its interests in Telmos, Telecom-Center and MTT. The total gain on these transactions amounted to RUR 193.0 million.

In the first six months of 2005, short-term deposits grew while liabilities decreased substantially compared to the first half of 2004 following a restructuring of Rostelecom's debt. As a result, net interest income surged by 76.5% year-on year to RUR 406.0 million.

Income Tax

The income tax expense amounted to RUR 910.0 million. The 17.1% increase over the first half 2004 is due to the growth in income before taxation.

Consolidation

First half 2005 consolidated financial statements include results of operations of Rostelecom and its subsidiaries Westelcom and GlobalTel. The results of operations of GlobalTel were consolidated in the Company's financial statements prospectively beginning from April 25, 2005. The results of GlobalTel operations were included under the equity method in the Company's first half 2004 consolidated financial statements.

Net profit

Rostelecom's consolidated net profit increased by 17.0% to RUR 2,820.0 million in the first half 2005. Net margin rose from 13.5% to 14.3%.

Rostelecom will host a webcast of the first half 2005 results conference call on November 22, 2005 beginning at 9 AM (Eastern US) / 2 PM (London) / 5 PM (Moscow). The webcast will be available both live, and for replay purposes, on the Investor Center of Rostelecom's website at www.rt.ru/en/icenter.

Appendices:

1.	Consolidated profit and loss statements for the first six months ended June 30, 2004 and June 30, 2005 in RUR;
2.	Condensed consolidated balance sheets as of December 31, 2004 and June 30, 2005 in RUR.

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Rostelecom IR Team
Tel.: +7 095 973 9920
Fax: +7 095 973 9977
E-mail: rostelecom@rostelecom.ru

Appendix I

Consolidated Profit and Loss Statements for the six months ended June 30, 2004 and June 30, 2005 in RUR

RUR million	H1 2005	H1 2004	% change, y-o-y

Revenue from local operators	12,285.0	10,732.0	14.5%
ILD	3,126.0	2,920.0	7.1%
DLD	7,161.0	6,528.0	9.7%
Other	1,998.0	1,284.0	55.6%
Revenue from subscribers	4,112.0	4,368.0	-5.9%
ILD	1,317.0	1,460.0	-9.8%
DLD	1,849.0	1,924.0	-3.9%
Other	946.0	984.0	-3.9%
Revenue from international operators	2,302.0	2,204.0	4.4%
Telephone	2,010.0	1,950.0	3.1%
Rent of telecommunications channels, etc.	292.0	254.0	15.0%
Other	953.0	617.0	54.5%
Total revenue	19,652.0	17,921.0	9.7%
Payments to international operators	(3,224.0)	(3,056.0)	5.5%
Payments to Russian operators	(4,146.0)	(3,790.0)	9.4%
Wages, salaries, etc.	(2,905.0)	(2,182.0)	33.1%
Taxes other than on income	(226.0)	(309.0)	-26.9%
Bad debt recovery/ (expense)	56.0	(91.0)	n/a
Other operating expenses	(2,055.0)	(1,951.0)	5.3%
Total operating expenses before depreciation and loss on disposal of PP&E	(12,500.0)	(11,379.0)	9.9%
OIBDA	7,152.0	6,542.0	9.3%
OIBDA margin, %	36.4%	36.5%	n/a
Depreciation	(3,649.0)	(3,649.0)	0.0%
Loss on disposal of PP&E	(362.0)	(73.0)	395.9%
Total operating expenses	(16,511.0)	(15,101.0)	9.3%
Operating profit	3,141.0	2,820.0	11.4%
Operating margin, %	16.0%	15.7%	n/a
Gain from associates	26.0	74.0	-64.9%
Interest expense	(17.0)	(11.0)	54.5%
Interest income	423.0	241.0	75.5%
Income from sale of investments	193.0	-	n/a
Foreign exchange (loss) /gain, net	(146.0)	56.0	n/a
Other non-operating income (loss)	110.0	8.0	factor of	13.8
Non-operating income	563.0	294.0	91.5%
Income before tax	3,730.0	3,188.0	17.0%
Current tax charge	(1,334.0)	(1,429.0)	-6.6%
Deferred tax benefit	424.0	652.0	-35.0%
Income tax expense	(910.0)	(777.0)	17.1%
Net Income	2,820.0	2,411.0	17.0%
Net margin	14.3%	13.5%	n/a

Appendix II

Condensed consolidated balance sheets as of December 31, 2004 and June 30, 2005 in RUR

RUR million	Dec 31, 2004[2]	Jun 30, 2005[1]	% change, y-o-y

ASSETS
Non-current Assets	48,788	47,301	-3.0%
Property, plant and equipment	45,987	44,592	-3.0%
Current Assets	15,632	20,217	29.3%
Accounts receivable, net	5,613	6,329	12.8%
Short-term investments	8,150	6,302	-22.7%
Cash and cash equivalents	1,255	6,802	442.0%
Total Assets	64,420	67,518	4.8%

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity	50,838	51,598	1.5%
Current liabilities	6,266	9,886	57.8%
Current portion of interest bearing loans	1,107	1,287	16.3%
Non-current liabilities	7,316	6,034	-17.5%
Interest bearing loans - net of current portion	777	267	-65.6%
Deferred tax liabilities	5,954	5,530	-7.1%
Total Liabilities	13,582	15,920	17.2%
Total Shareholders' equity and Liabilities	64,420	67,518	4.8%

Net debt[3]	-7,521	-10,750	42.9

[1]	Consolidated balance sheet as of June 30, 2005 includes GlobalTel financial position as a subsidiary.
[2]	In the Company's consolidated balance sheet as of December 31, 2004 GlobalTel was accounted for under the equity method as a jointly controlled entity and included in "Investments in associates".
[3]	Net debt is calculated as the sum of interest bearing loans and short-term borrowings minus cash and cash equivalents and short-term investments.